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Exhibit (p)

June 13, 2013

Board of Directors
Ares Multi-Strategy Credit Fund, Inc.
2000 Avenue of the Stars
12th Floor
Los Angeles, California 90067

  Re:
  Subscription Agreement for Shares of
   Ares Multi-Strategy Credit Fund, Inc. (the "Fund")

Dear Directors:

        Ares Investment Holdings LLC offers to purchase from the Fund 4,200 shares of common stock of the Fund at $23.88 per share for an aggregate purchase price of $100,296 in cash, all such shares to be validly issued, fully paid and non-assessable upon issuance of such shares and receipt by the Fund of said payment.

        These shares are not being purchased with any present intent of distributing or reselling the same to the public and will be held for the investment of Ares Investment Holdings LLC.

        This Subscription Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the State of New York without regard to its conflicts of laws provisions.

Sincerely,
Ares Investment Holdings LLC
By:	/s/ DANIEL F. NGUYEN
Name:	Daniel F. Nguyen
Title:	Authorized Signatory

Accepted and agreed to this 13th day of June, 2013.

Ares Multi-Strategy Credit Fund, Inc.

By:	/s/ SUNNY PARMAR
Name:	Sunny Parmar
Title:	Authorized Signatory

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  Exhibit (p)